File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF

THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE ACT

TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

AUDAX CREDIT BDC INC.

AUDAX CREDIT STRATEGIES (SCS), L.P.

AUDAX CREDIT OPPORTUNITIES (SBA), LLC

AUDAX SENIOR DEBT (MP), LLC

AUDAX SENIOR DEBT (WCTPT), LLC

AUDAX SENIOR DEBT (AZ), LLC

AUDAX SENIOR LOAN FUND I, L.P.

AUDAX SENIOR LOAN FUND I (OFFSHORE), L.P.

AUDAX SENIOR LOAN FUND, L.P.

AUDAX SENIOR LOAN FUND III, L.P.

AUDAX SENIOR LOAN FUND III (OFFSHORE), L.P.

AUDAX DIRECT LENDING SOLUTIONS FUND-A, L.P.

AUDAX DIRECT LENDING SOLUTIONS FUND-B, L.P.

AUDAX DIRECT LENDING SOLUTIONS FUND-C, L.P.

AUDAX MANAGEMENT COMPANY (NY), LLC

101 Huntington Avenue

Boston, Massachusetts 02199

All Communications, Notices and Orders to:

Kevin Magid

Michael McGonigle

Audax Management Company (NY), LLC

101 Huntington Avenue

Boston, Massachusetts 02199

(617) 859-1500

Copies to:

Thomas J. Friedmann

William J. Bielefeld

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

Telephone: (617) 728-7120

Facsimile: (617) 275-8389

Page 1 of 23 sequentially numbered pages (including exhibits)

December 29, 2017

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

AUDAX CREDIT BDC INC., AUDAX CREDIT STRATEGIES (SCS), L.P., AUDAX CREDIT OPPORTUNITIES (SBA), LLC, AUDAX SENIOR DEBT (MP), LLC, AUDAX SENIOR DEBT (WCTPT), LLC, AUDAX SENIOR DEBT (AZ), LLC, AUDAX SENIOR LOAN FUND I, L.P., AUDAX SENIOR LOAN FUND I (OFFSHORE), L.P., AUDAX SENIOR LOAN FUND, L.P., AUDAX SENIOR LOAN FUND III, L.P., AUDAX SENIOR LOAN FUND III (OFFSHORE), L.P., AUDAX DIRECT LENDING SOLUTIONS FUND-A, L.P., AUDAX DIRECT LENDING SOLUTIONS FUND-B, L.P., AUDAX DIRECT LENDING SOLUTIONS FUND-C, L.P., AUDAX MANAGEMENT COMPANY (NY), LLC

101 Huntington Avenue

Boston, Massachusetts 02199

File No. 812-

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Audax Credit BDC Inc. (the “Company”),
•	Audax Credit Strategies (SCS), L.P. (“SCS”),
•	Audax Credit Opportunities (SBA), LLC (“SBA”)
•	Audax Senior Debt (MP), LLC (“MP”)
•	Audax Senior Debt (WCTPT), LLC (“WCTPT”)
•	Audax Senior Debt (AZ), LLC (“AZ”)
•	Audax Senior Loan Fund I, L.P. (“SLF I”),
•	Audax Senior Loan Fund I (Offshore), L.P. (“SLF I(O)”),
•	Audax Senior Loan Fund, L.P. (“SLF”),
•	Audax Senior Loan Fund III, L.P. (“SLF III”),
•	Audax Senior Loan Fund III (Offshore), L.P. (“SLF III(O)”),
•	Audax Direct Lending Solutions Fund-A, L.P. (“Direct Lending-A”),
•	Audax Direct Lending Solutions Fund-B, L.P. (“Direct Lending-B”)
•	Audax Direct Lending Solutions Fund-C, L.P. (“Direct Lending-C” and, collectively with SCS, SBA, MP, WCTPT, AZ, SLF I, SLF I(O), SLF, SLF III, SLF III(O), Direct Lending-A and Direct Lending-B, the

“Private Funds”),

•	Audax Management Company (NY), LLC (the “Company Adviser”, on behalf of itself and its successors, and collectively with the Company and the Private Funds, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds1 and/or one or more Affiliated Funds2 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”), where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1, by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);3 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.4 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. The Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

II. APPLICANTS

A.	The Company

The Company was organized as a corporation under the General Corporation Law of the State of Delaware on January 29, 2015 and commenced business operations on July 8, 2015. The Company elected to be treated as a business development company (“BDC”)6 in June 2015 through a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A and has filed a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Company’s principal place of business is 101 Huntington Avenue, Boston, Massachusetts 02199.

1 “Regulated Fund” means the Company and any Future Regulated Fund. “Future Regulated Fund” means any closed-end investment management company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) the Company Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with the Company Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

2 “Affiliated Fund” means the Private Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

3 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

4 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

5 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

6 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company’s Objectives and Strategies7 are to generate current income and, to a lesser extent, long-term capital appreciation by investing primarily in senior secured debt of privately owned U.S. middle-market companies. The Company defines “middle market companies” to be companies that, in general, generate less than $500 million in annual revenue or less than $75 million of annual earnings before interest, taxes, depreciation and amortization. The Company also intends to invest at least 80% of its net assets plus the amount of any borrowings in “credit instruments,” which the Company defines as any fixed income instruments.

The Company has a five-member board of directors, of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”). No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in the Company or a Future Regulated Fund.

B.	The Wholly-Owned Investment Subsidiaries

The Company or one or more of the Regulated Funds may from time to time form special purpose subsidiaries (each, a “Wholly Owned Investment Subsidiary”) (i) that are wholly owned by the applicable Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and incur debt (which is or would be consolidated with other indebtedness of such Regulated Fund for financial reporting or 1940 Act compliance purposes) on behalf of such Regulated Fund; (iii) with respect to which the board of directors (each, a “Board”) of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

C.	The Private Funds

Audax Credit Strategies (SCS), L.P.

SCS was formed as a Delaware limited partnership on March 10, 2014 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SCS operates as a co-mingled fund for a small group of investors. SCS’s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. Because SCS has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SCS will also be appropriate for the Company.

Audax Credit Opportunities (SBA), LLC

SBA was formed as a Delaware limited liability company on March 10, 2010 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SBA operates as a fund of one for a single investor. SBA’s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. Because SBA has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SBA will also be appropriate for the Company.

Audax Senior Debt (MP), LLC

MP was formed as a Delaware limited liability company on June 28, 2017 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940

7 “Objectives and Strategies” means, with respect to a Regulated Fund, the investment objectives and strategies of such Regulated Fund, as described in such Regulated Fund’s registration statement, other filings the Regulated Fund has made with the Commission under the 1940 Act, under the 1933 Act or under the 1934 Act, or in the Regulated Fund’s reports to stockholders.

Act. MP operates as a fund of one for a single investor. MP’s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. Because MP has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for MP will also be appropriate for the Company.

Audax Senior Debt (WCTPT), LLC

WCTPT was formed as a Delaware limited liability company on October 25, 2011 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. WCTPT operates as a fund of one for a single investor that is an employee benefit plan subject to Title I of ERISA. WCTPT’s investment objective is to invest in a portfolio of first lien senior secured loans, seeking low volatility, principal protection and current income for WCTPT. Because WCTPT has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for WCTPT will also be appropriate for the Company.

Audax Senior Debt (AZ), LLC

AZ was formed as a Delaware limited liability company on November 20, 2017 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. AZ operates as a fund of one for a single investor. AZ’s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. Because AZ has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for AZ will also be appropriate for the Company.

Audax Senior Loan Fund I, L.P.

SLF I was formed as a Delaware limited partnership on July 23, 2007 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SLF I operates as a comingled open-ended fund with quarterly withdrawals after a one year lock-up period. SLF I’s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. Because SLF I has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SLF I will also be appropriate for the Company.

Audax Senior Loan Fund I (Offshore), L.P.

SLF I(O) was formed as a Cayman Islands exempted limited partnership on October 2, 2007 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SLF I(O) operates as a comingled open-ended fund with quarterly withdrawals after a one year lock-up period. SLF I(O)’s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. In addition, SLF I(O) complies with certain investment guidelines that require SLF I(O) to acquire a majority of its investments from SLF I (and/or other U.S. domiciled affiliated funds) after such investments have been appropriately “seasoned” subject to certain restrictions and conditions. Because SLF(IO) has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SLF(IO) will also be appropriate for the Company.

Audax Senior Loan Fund, L.P.

SLF was formed as a Delaware limited partnership on August 10, 2012 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SLF operates as a closed-end comingled fund. The investment objective of SLF is to invest primarily in a portfolio of first lien senior secured loans to North American middle market companies, although a portion of the its portfolio may be invested in mezzanine, second lien, distressed and other securities or instruments, including securities or instruments of non-North American companies. Because SLF has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SLF will also be appropriate for the Company.

Audax Senior Loan Fund III, L.P.

SLF III was formed as a Delaware limited partnership on January 19, 2016 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SLF III operates as a closed-end comingled fund. The investment objective of SLF III is to invest primarily in a portfolio of first lien senior secured loans to North American middle market companies, although a portion of the its portfolio may be invested in mezzanine, second lien, distressed and other securities or instruments, including securities or instruments of non-North American companies. Because SLF III has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SLF III will also be appropriate for the Company.

Audax Senior Loan Fund III (Offshore), L.P.

SLF III(O) was formed as a Cayman Islands exempted limited partnership on May 25, 2016 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. SLF III(O) operates as a closed-end comingled fund. The investment objective of SLF III(O) is to invest primarily in a portfolio of first lien senior secured loans to North American middle market companies, although a portion of the its portfolio may be invested in mezzanine, second lien, distressed and other securities or instruments, including securities or instruments of non-North American companies. In addition, the Private Fund complies with certain investment guidelines that require SLF III(O) to acquire a majority of its investments from SLF III (and/or other U.S. domiciled affiliated funds) after such investments have been appropriately “seasoned” subject to certain restrictions and conditions. Because SLF III(O) has an investment strategy that is similar to the Company’s investment strategy, the Company Adviser anticipates that many investments that are an appropriate investment for SLF III(O) will also be appropriate for the Company.

Audax Direct Lending Solutions Funds

Direct Lending-A, Direct Lending-B and Direct Lending-C were each formed as a Delaware limited partnership on October 12, 2017, October 12, 2017 and April 5, 2017, respectively, and each would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. The investment objective of each of Direct Lending-A, Direct Lending-B and Direct Lending-C is to engage in direct lending to private middle market companies based in the United States and Canada through a variety of structures, and primarily via unitranche and stretch senior secured loans, with selected positions in senior secured first or second lien loans, equity and similar investments. Direct Lending-A and Direct Lending-B each employ leverage to finance the purchase of investments. Direct Lending-A, Direct Lending-B, and Direct Lending-C generally invest side-by-side in all investments and are governed by substantially similar terms and conditions (except as advisable to accommodate tax, regulatory or legal restrictions). Because the investment strategy of each of Direct Lending-A, Direct Lending-B and Direct Lending-C overlap with the Company’s investment strategy, the Company Adviser anticipates that certain investments that are an appropriate investment for Direct Lending-A, Direct Lending-B and/or Direct Lending-C will also be appropriate for the Company.

D.	The Company Adviser

The Company Adviser, a Delaware limited liability company formed on March 29, 2000 and an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to the Company and each of the Private Funds. Under the investment advisory agreements of the Company and the Private Funds, the Company Adviser manages the portfolio of each entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity, subject, in the case of the Company, to the oversight of its Board.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Applicants seek relief to permit the Regulated Funds and the Affiliated Funds to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that may arise in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company, acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with,[8] a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act, an affiliated person of such person.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff

8 Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.9

The Company Adviser is the investment adviser to the Company, and an Adviser will be the investment adviser to each of the Future Regulated Funds. The Company Adviser may be deemed to control the Company, and any other Adviser will be controlling, controlled by, or under common control with Company Adviser. In addition, the Company Adviser is the investment adviser to the Private Funds, and an Adviser will be the investment adviser to each Future Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, acting as principal, from participating in any “joint enterprise or other joint arrangement or profit sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to Section 57(a)(4). Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent .. . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

9 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

The Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of the stockholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of its stockholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit such affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser for these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) of the 1940 Act (a “Required Majority”), of the directors of its Board eligible to vote on that Co-Investment Transaction under Section 57(o) of the 1940 Act (the “Eligible Directors”).10

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and any Affiliated Fund (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14. Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser and its principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the stockholders, and other factors that they deem relevant.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set

10 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o), by the Affiliated Fund’s directors, general partners, or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of the other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act and would not be done on a basis that is different from, or less advantageous than, other participants.

With respect to each Wholly Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Applicants request that each Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. The Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the parent Regulated Fund’s investments and, therefore, no conflicts of interest could arise between a Regulated Fund and its Wholly Owned Investment Subsidiary. The applicable Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

D.	Proposed Conditions

The Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.           Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.           (a)          If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)         If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)         After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)         the interests of the Regulated Fund’s stockholders; and

(B)         the Regulated Fund’s then-current Objectives and Strategies;

(iii)	the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or Affiliated Funds; provided that if any other Regulated Funds or Affiliated Funds, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)         the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)         the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)         any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party’s investment; and

(iv)	the proposed investment by the Regulated Fund will not benefit the Advisers, any Affiliated Funds or other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.           Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.           The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.           Except for Follow-On Investments made in accordance with condition 811, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, an Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.           A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.            (a)           If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)          Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)          A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)          Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.             (a)          If any Affiliated Fund or Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the co-investment transaction of the proposed Follow-On Investment at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)         A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund

11 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each.

(d)         The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.           The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.         Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.         No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.         The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.         Any transaction fee12 (including break-up or commitment fees but excluding broker’s fees contemplated Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be

12 The Applicants are not requesting, and the staff is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the investment advisory agreements between such Adviser and the Regulated Fund or Affiliated Fund).

14.         If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

15.         Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for the Board of such Regulated Fund that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and procedures established to achieve such compliance.

IV. IN SUPPORT OF THE APPLICATION

The Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the stockholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their stockholders.

In cases where the Advisers identify favorable investment opportunities requiring larger capital commitments or investment opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of diversification rules or other regulatory or portfolio requirements, absent the relief sought by this Application, such Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable such Regulated Fund to participate with one or more of the other Regulated Funds and/or one or more of the Affiliated Funds in making larger financing commitments, which would, in turn, allow such Regulated Fund to potentially obtain more favorable pricing or other terms and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. In addition, by not being required to fully fund a large investment and by participating with Affiliated Funds in a Co-Investment Transaction, such Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund and its stockholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions, thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Fund and its stockholders.

The Company’s Board, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its stockholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the Company Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that it is proper and desirable for the Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s stockholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and all Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Regulated Fund’s Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Regulated Fund’s Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and the Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that the Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Regulated Fund’s Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See, e.g., Horizon Technology Finance Corporation, et al., (File No. 812-14738) Investment Company Act Rel. No. 32888

(October 30, 2017) (notice) and 32923 (November 27, 2017) (order); Goldman Sachs BDC, Inc., et al., (File No. 812-14219) Investment Company Act Rel. No. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order), Capitala Finance Corp., et al., (File No. 812-14544) Investment Company Act Rel. No. 32102 (May 5, 2016) (notice) and 32132 (June 1, 2016) (order), and Eagle Point Credit Company Inc., et al., (File No. 812-14330) Investment Company Act Rel. No. 31457 (Feb. 18, 2015) (notice) and 31507 (March 17, 2015) (order).

VI. PROCEDURAL MATTERS

Please address all communications concerning this Application and the Notice and Order to:

Kevin Magid

Michael McGonigle

Audax Management Company (NY), LLC

101 Huntington Avenue

Boston, MA 02199

(617) 859-1500

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas J. Friedmann

William J. Bielefeld

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

(617) 728-7120

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of the Company, by resolution duly adopted by the Board on December 29, 2017 (attached hereto as Exhibit A), the manager of the Company Adviser and the general partner or manager, as applicable, of each Private Fund have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the 29th day of December 2017.

AUDAX CREDIT BDC INC.

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Chief Compliance Officer

AUDAX CREDIT STRATEGIES (SCS), L.P.
By: Audax Credit Strategies GP, LLC, its general partner
By: Audax Credit Opportunities Business, LP, its sole member
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX CREDIT OPPORTUNITIES (SBA), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR DEBT (MP), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR DEBT (WCTPT), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR DEBT (AZ), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND I, L.P.
By: Audax Credit Opportunities Business, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND I (OFFSHORE), L.P.
By: Audax Credit Opportunities Business, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND, L.P.
By: Audax Senior Loan Business, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND III, L.P.
By: Audax Senior Loan Business III, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND III (OFFSHORE), L.P.
By: Audax Senior Loan Business III, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX DIRECT LENDING SOLUTIONS FUND-A, L.P.
By: Audax DLS Business, L.P., its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX DIRECT LENDING SOLUTIONS FUND-B, L.P.
By: Audax DLS Business, L.P., its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX DIRECT LENDING SOLUTIONS FUND-C, L.P.
By: Audax DLS Business, L.P., its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX MANAGEMENT COMPANY (NY), LLC
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 29, 2017 for and on behalf the Applicants; that he or she is authorized to execute this sworn statement of each entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

AUDAX CREDIT BDC INC.

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Chief Compliance Officer

AUDAX CREDIT STRATEGIES (SCS), L.P.
By: Audax Credit Strategies GP, LLC, its general partner
By: Audax Credit Opportunities Business, LP, its sole member
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX CREDIT OPPORTUNITIES (SBA), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR DEBT (MP), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR DEBT (WCTPT), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR DEBT (AZ), LLC
By: Audax Management Company (NY), LLC, its manager
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND I, L.P.
By: Audax Credit Opportunities Business, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND I (OFFSHORE), L.P.
By: Audax Credit Opportunities Business, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND, L.P.
By: Audax Senior Loan Business, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND III, L.P.
By: Audax Senior Loan Business III, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX SENIOR LOAN FUND III (OFFSHORE), L.P.
By: Audax Senior Loan Business III, LP, its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX DIRECT LENDING SOLUTIONS FUND-A, L.P.
By: Audax DLS Business, L.P., its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX DIRECT LENDING SOLUTIONS FUND-B, L.P.
By: Audax DLS Business, L.P., its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX DIRECT LENDING SOLUTIONS FUND-C, L.P.
By: Audax DLS Business, L.P., its general partner
By: Audax Holdings I, L.L.C., its general partner

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

AUDAX MANAGEMENT COMPANY (NY), LLC
By: Audax Management Company, LLC, its manager

By:	/s/ Byron Pavano
Name: Byron Pavano
Title: Authorized Person

Exhibit A

Resolution of the Board of Directors of the Company

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the Commission an application for exemptive relief, in substantially the form presented to the Board, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

Page 23 of 23